Digital Power Corporation

48430 Lakeview Blvd.

Fremont, CA 94538

January 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Caleb French

Re:	Digital Power Corporation
Registration Statement on Form S-3 (No. 333-215237)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Digital Power Corporation (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-215237) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on Friday, January 6, 2017, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Taylor Bentley, of Weintraub Tobin, at (916) 558-6129.

Very truly yours,
Digital Power Corporation

By:	/s/ Amos Kohn
Chief Executive Officer